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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

LTC PROPERTIES, INC.
(Name of Subject Company (issuer))

LTC PROPERTIES, INC., ISSUER
(Names of Filing Persons (identifying status as Offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

502175102
(CUSIP Number of Class of Securities)

ANDRE C. DIMITRIADIS
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
LTC PROPERTIES, INC.
300 ESPLANADE DRIVE, SUITE 1860,
OXNARD, CALIFORNIA 93030
(805) 981-8655
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of filing persons)

COPY TO:

STEPHEN SILBERT, ESQ.
CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP.
2121 AVENUE OF THE STARS
EIGHTEENTH FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 553-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$34,850,727	$6,970

(1)	Calculated solely for purposes of determining the filing fee. This amount is based upon the purchase of 6,060,996 shares of common stock at $5.75 per share.
(2)	The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.
/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,900	Filing Party:	LTC Properties, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 9, 2001

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third-party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

Amendment No. 2

    This Amendment No. 2 to the original Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities & Exchange Commission on September 10, 2001 relates to an offer by LTC Properties, Inc., a Maryland corporation ("LTC" or the "Company"), to purchase up to 3,000,000 of its outstanding shares of common stock, par value $.01 per share, for $5.75 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated September 10, 2001 and the related Letter Of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). On October 8, 2001, LTC announced it had amended the original Offer, by increasing the number of shares it was seeking to purchase from 3,000,000 shares to 6,000,000 shares.

    This Amendment No. 2 to Schedule TO is a final amendment reporting the results of the Offer.

    Stockholders of the Company tendered 6,090,574 shares in total as of the October 22, 2001 expiration date. Subsequent to the expiration date, 29,578 shares were not delivered in accordance with the tender offer's guaranteed delivery provision. In accordance with applicable regulations of the Securities and Exchange Commission that allow the Company to purchase an additional 2% of the outstanding shares, 6,060,996 shares tendered were accepted by LTC for payment. The depositary agent, Computershare Trust Company of New York, has begun processing payments to stockholders. Stockholders who submitted stock certificates directly to the depositary agent will receive by first class mail a check for the purchased shares. Payments to stockholders who tendered shares held in "street name" through a broker or financial institution will be made electronically to the "street name" holder.

ITEM 12. MATERIAL TO BE FILED AS AN EXHIBIT.

    Item 12 of the original Schedule TO and Amendment No 2. to Schedule TO is hereby amended by adding thereto the following:

(a)(5)(D)	LTC Press Release dated October 23, 2001
(a)(5)(E)	LTC Press Release dated October 30, 2001

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LTC PROPERTIES, INC.
	By:	/s/ ANDRE C. DIMITRIADIS
Name: Andre C. Dimitriadis Title: Chairman, President & Chief Executive Officer
Dated: October 30, 2001

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer To Purchase, dated September 10, 2001.
(a)(1)(B)*	Letter Of Transmittal.
(a)(1)(C)*	Notice Of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Letter to the Company's Stockholders from Andre C. Dimitriadis, Chairman of the Board, President and Chief Executive Officer, dated September 10, 2001.
(a)(2)-(4)	Not applicable.
(a)(5)(A)*	Press Release issued by the Company on September 6, 2001.
(a)(5)(B)*	Summary advertisement dated September 10, 2001
(a)(5)(C)**	Press Release issued by the Company on October 8, 2001
(a)(5)(D)	Press Release issued by the Company on October 23, 2001
(a)(5)(E)	Press Release issued by the Company on October 30, 2001
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO on September 10, 2001

**
Previously filed on October 8, 2001 with Amendment No. 1 to the original Schedule TO.

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SCHEDULE TO
Amendment No. 2
  ITEM 12. MATERIAL TO BE FILED AS AN EXHIBIT.
SIGNATURE
EXHIBIT INDEX